Via Facsimile and U.S. Mail
Mail Stop 6010

May 8, 2009

Mr. David B. Snow, Jr.
Chairman and Chief Executive Officer
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Re: Medco Health Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2008
Filed February 24, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2009
File No. 001-31312

Dear Mr. Snow:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 27, 2008

Item 1. Business, page 1

1.   You state on page 10 that your two insurance company subsidiaries have been operating under contracts with Centers for Medicare & Medicaid Services

("CMS") since 2006, and currently offer several Medicare PDP options. In addition, on page 21, you state that any failure to achieve growth in your Medicare Part D business may have an adverse effect on your financial position, results of operations or cash flows. Please revise your business section to provide a description of the material terms of the agreements, including, but not limited to any payment provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file copies of the agreements with CMS. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Clients, page 10

2.   We note that UnitedHealth Group Incorporated is the company's largest client, representing approximately $11,000 million, or 21%, of Medco's net revenues. It appears that this agreement is material to the company's business. Accordingly, please revise to provide a description of the material terms of the agreement, including, but not limited to any payment provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file a copy of the agreement with UnitedHealth Group. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 9A. Controls and Procedures, page 119

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 119

3.   Please confirm to us, if true, that your disclosure controls and procedures were designed to provide "reasonable assurance" that the controls and procedures will meet their objectives. We are requesting this information to determine whether the objective for the design of the disclosure controls and procedures is consistent with your principal executive officer and principal financial officer's conclusion that your disclosure controls and procedures are effective at that "reasonable assurance" level. If true, please represent to us that you will clarify this in future filings. If not true, please provide us with an explanation.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Annual Bonuses, page 28

4.   You disclose each of the target goals for your 2008 Performance Metric goals. In addition to the target goal, it appears that you have also set threshold and maximum goals for each performance metric. Please revise your disclosure to provide the threshold and maximum goals for each 2008 Performance Metric. If you did not set specific threshold and maximum goals for each performance metric, please disclose how the committee determines if the threshold and maximum goals have been met or exceeded.

5.   In disclosing your 2008 performance, you have disclosed that "the company exceeded the maximum target." For each goal that was met or exceeded, please revise to disclose your specific performance. Accordingly, please revise to disclose your earnings per share and net-new sales amount achieved in fiscal 2008.

2008 Annual Bonuses for Named Executive Officers, page 29

6.   Based on your performance against your 2008 performance goals, the Annual Incentive Plan funded at 127.5% of the target. You disclose on page 28 that "[i]n arriving at the actual bonus for a particular executive, the Compensation Committee considers the target bonus multiplied by the overall bonus funding percentage… and adjusts the amount upwardly or downwardly to reflect the executive's overall contribution to the Company." Although you disclose that the named executive officers were paid bonuses at a higher percentage of the target than the funding performance, it appears that you have only disclosed the amount of bonuses actually paid. Please revise to separately disclose for each named executive officer the following information.

- The amount of bonus that would have been paid at the 127.5% level;
- The additional amount that the committee decided to pay; and
- A detailed analysis for each named executive officer which discloses the committee's reasoning as to why it decided to increase the bonus, including disclosure of the individual performance considered by the committee for each respective named executive officer.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant